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                             May 21, 2024

       Felipe MacLean
       Chief Executive Officer
       Clover Leaf Capital Corp.
       1450 Brickell Avenue, Suite 1420
       Miami, FL 33131

                                                        Re: Clover Leaf Capital
Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed May 13, 2024
                                                            File No. 333-274851

       Dear Felipe MacLean:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 7, 2024 letter.

       Amendment No. 4 to Registration Statement on Form S-4 filed May 13, 2024

       Summary of the Proxy Statement/Prospectus, page 1

   1. We note your response to prior comment 1 and reissue the comment in-part. Please revise to provide prominent
disclosure in the Summary of the Proxy Statement/Prospectus
                                                        discussing the outcome
of your hearing with Nasdaq on May 7, 2024 and any subsequent developments relating
to your common stock's suspension and delisting risk. In each place where you
reference the listing of your securities on Nasdaq (e.g., pages 1 and 19), acknowledge that your
securities may be subject to suspension and delisting as a result of the hearing with the
Panel on May 7, 2024, if true. In the summary and in your risk factor disclosure on page 34,
also update your disclosure to acknowledge that, "[u]nless waived by Kustom
Entertainment, the obligations of Kustom Entertainment to consummate the
                                                        Merger are subject to
the satisfaction of the condition that Clover Leaf common stock not have been suspended
from trading as a result of a delisting from Nasdaq. If the common
 Felipe MacLean
FirstName
Clover LeafLastNameFelipe
            Capital Corp. MacLean
Comapany
May        NameClover Leaf Capital Corp.
     21, 2024
May 21,
Page 2 2024 Page 2
FirstName LastName
         stock . . . ," as you do on pages 145 and 182. Elaborate upon the consequences to stockholders if Kustom Entertainment waives such condition, and as a result, the merger closes and stockholders receive unlisted shares.
Digital Ally/Maxim Letter Agreement, page 90

2. We note your disclosure indicating that Maxim is entitled to deferred underwriting fees payable by Clover Leaf in the amount of $4,840,930.50 pursuant to the Underwriting
         Agreement in connection with Clover Leaf's IPO. We also note that you appear to be allocating a portion of such fees pursuant to the Maxim Letter Agreement, which your revised disclosure describes as an agreement between Digital Ally and Maxim in connection with Maxim's role as Digital Ally's financial advisor and investment banker to
         Digital Ally. Please revise here and throughout the prospectus, as applicable, to clarify the relationship between the deferred underwriting fee owed to Maxim by Clover Leaf and the M&A advisory fee owed to Maxim by Digital Ally. In this regard, it is unclear whether you are offsetting $4,840,930.50 deferred underwriting fee incurred by Clover
         Leaf with the Success Fee of 3.0% incurred by Digital Ally. To the extent that the 3.0%
         Success Fee does reduce the deferred underwriting fee, please revise to clearly explain this as appropriate throughout the prospectus, including in your new risk factor entitled
         "Maxim may have a potential conflict of interest . . . " on page 23 and on page xxii, where you quantify the cash fee as $3,630,698. Additionally, revise to clarify whether Maxim is agreeing to a reduced deferred underwriting fee despite already completing their underwriting services, and highlight in the risk factor the gratuitous nature of such fee reduction.
3. We note your disclosure on, e.g., page xxi, that "Digital Ally Stockholders are expected to
         own [   ]% of the outstanding Combined Company Common Stock, of which
Maxim is
         expected to own [   ]% of the outstanding Combined Company Common
Stock." Please
         clarify here whether the Stock Fee will reduce the merger consideration to be issued to the holders of Kustom Entertainment and further clarify that this will thereby reduce the amount of shares to ultimately be distributed by Digital Ally to its stockholders as part of the Digital Ally Distribution, if true.

         In connection therewith, in your anticipated ownership charts throughout the prospectus
         (e.g., page xxii), please revise to include the amount of shares to be issued to Maxim as a line item separate from Kustom Entertainment stockholders. Ensure that you disclose the total amount anticipated to be owned by Maxim in this table (e.g., by combining the total
         Stock Fee amount with the Underwriter Shares' line item).
4. In an appropriate place in your prospectus, please revise to disclose when Digital Ally agreed to the revised 3.0% Success Fee and the reasons for such fee reduction from 3.5%, and file the Maxim Letter Agreement and any subsequent amendment(s). Additionally, elaborate upon Maxim's role as financial advisor to Digital Ally and the role that they played in the transaction and valuation discussions, considering there is no mention of
         Maxim in the Background of the Business Combination following introduction of the
 Felipe MacLean
Clover Leaf Capital Corp.
May 21, 2024
Page 3
      parties and the introduction of the parties on April 7 appears to pre-date the execution of the Letter Agreement. Last, clarify the method by which you will determine the amount of shares comprising the Success Fee. In particular, clarify whether the merger consideration (comprised of $125 million minus the Closing Indebtedness) is the same as the "Enterprise Value of the Combined Company following consummation of the
      Business Combination." In this regard, and as example only, your disclosure on page 109 indicates that the $125 million valuation is the "pre-transaction enterprise value of Kustom
      Entertainment" as opposed to the post-closing enterprise value of the combined company.
5. We note your disclosure that "Digital Ally and Maxim have agreed that Digital Ally will register the shares of Combined Company Common Stock comprising the Stock Fee."
      Please revise to elaborate upon how Digital Ally has granted Maxim registration rights with respect to shares of the combined company stock, as it does not appear that Digital
      Ally would have authority to grant Maxim such rights. In this regard, we note that the
      Registration Rights Agreement discussed elsewhere in the registration statement contemplates registration rights granted by Clover Leaf.
Recommendation of the Board and Reasons for the Business Combination, page 100

6. We note your response to prior comment 2, as well as your revised disclosure that "[t]he financial forecasts that were prepared by Kustom Entertainment management and shared with the Clover Leaf Board and Newbridge comprised of projected income statements for
      2023 and 2024." Where you disclose that "[t]he Clover Leaf Board reviewed and discussed the background of the financial projections of Kustom Entertainment," revise to clarify which years were shared and reviewed by the Clover Leaf Board.
        Please contact Ta Tanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-3398
if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,
FirstName LastNameFelipe MacLean
                                                            Division of
Corporation Finance
Comapany NameClover Leaf Capital Corp.
                                                            Office of Trade &
Services
May 21, 2024 Page 3
cc:       Jessica Yuan
FirstName LastName